Exhibit 99.21

Execution Version

AGREEMENT AND PLAN OF MERGER

Dated as of March ~~2~~    , 2020,

Among

CINCINNATI BELL INC.,

RED FIBER PARENT LLC

and

RF MERGER SUB INC.

AGREEMENT AND PLAN OF MERGER (this “Agreement “) dated as of March ~~2~~ , 2020, among Cincinnati Bell Inc., an Ohio corporation (the “Company”), Red Fiber Parent LLC, a Delaware limited liability company (“Parent”), and RF Merger Sub Inc., an Ohio corporation and a directly wholly owned subsidiary of Parent (“Merger Sub”).

WHEREAS each of the Board of Directors of the Company, the Board of Directors of Parent and the Board of Directors of Merger Sub has approved and declared advisable this Agreement and determined that the Merger on the terms provided for in this Agreement is advisable and in the best interests of the Company, Parent or Merger Sub, as applicable, and its respective stockholders or shareholders, as applicable;

WHEREAS the Board of Directors of the Company and the Board of Directors of Merger Sub each has resolved to recommend that its shareholders adopt this Agreement;

WHEREAS concurrently with the execution and delivery of this Agreement and as a condition and inducement to the Company’s willingness to enter into this Agreement, MIP V, Ares Special Situations Fund IV, L.P. and ASOF Holdings I, L.P. (each, a “Guarantor”) are each entering into a Guarantee with respect to certain obligations of Parent and Merger Sub under this Agreement; and

WHEREAS the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing, the parties hereto agree as follows:

ARTICLE I

The Merger

SECTION 1.01.The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the provisions of the Ohio General Corporation Law (the “OGCL”), at the Effective Time, Merger Sub shall be merged with and into the Company (the “Merger”), the separate corporate existence of Merger Sub shall thereupon cease, and the Company shall be the surviving corporation in the Merger. The Company, as the surviving corporation after the Merger, is hereinafter referred to as the “Surviving Corporation”.

SECTION 1.02.Closing. The closing (the “Closing”) of the Merger shall take place at the offices of Cravath, Swaine & Moore LLP, Worldwide Plaza, 825 Eighth Avenue, New York, New York 10019 at 10:00 a.m., New York City time, on a date to be specified by the Company and Parent, which shall be (a) no later than the 12th Business Day following the satisfaction or (to the extent permitted by Law) waiver by the party or parties entitled to the benefits thereof of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by Law) waiver of those conditions), or (b) at such other place, time and date as shall be agreed in writing between the Company and Parent; provided, however, that if all the conditions set forth in Article VII do not remain satisfied or (to the extent permitted by Law) have not been waived on such 12th Business Day, then the Closing shall take place on the first Business Day thereafter on which all such conditions shall have been satisfied or (to the extent permitted by Law) waived; provided, that in no event shall Parent or Merger Sub be obligated to consummate the Closing if the Marketing Period has not ended at least three Business Days prior to the time that the Closing would otherwise have occurred, in which case the Closing shall not occur until (i) the earlier to occur of (A) a Business Day before or during the Marketing Period specified by Parent on at least two Business Days’ prior written notice to the Company and (B) the third Business Day immediately

Statement based on information supplied by the Company for inclusion or incorporation by reference therein.

SECTION 3.05.Litigation. There is no civil, criminal or administrative suit, action, investigation, claim, enforcement action, hearing, arbitration, mediation, investigation or other proceeding (formal, informal, public or non-public) (each, an “Action”) pending or, to the Knowledge of Parent, threatened against or affecting Parent or any of its Subsidiaries that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect, nor is there any Judgment outstanding against or, to the Knowledge of Parent, any investigation by any Governmental Entity involving Parent or any of its Subsidiaries or any of their respective properties or assets that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

SECTION 3.06.Brokers’ Fees and Expenses. No broker, investment banker, financial advisor or other Person, other than such Persons the fees and expenses of which will be paid by Parent, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent.

SECTION 3.07.Financing . Parent has provided the Company true and complete copies of (a) fully executed commitment letters dated on or ~~about~~prior to the date hereof (together with all exhibits, annexes, schedules and term sheets attached thereto, each, an “Equity Funding Letter” and, collectively, the “Equity Funding Letters”) from each Guarantor providing for an equity investment in Parent, subject to the terms and conditions therein, in cash in the aggregate amounts set forth therein (the “Equity Financing”) and (b) fully executed commitment letters and Redacted Fee Letters dated on or ~~about~~prior to the date hereof (together with all exhibits, annexes, schedules and term sheets attached thereto, each a “Debt Commitment Letter” and, collectively, the “Debt Commitment Letters” and, together with the Equity Funding Letters, the “Financing Letters”), from the financial institutions identified therein (the “Commitment Parties”), providing, subject to the terms and conditions therein, for debt financing, in each case, in the amounts set forth therein (being collectively referred to as the “Debt Financing” and, together with the Equity Financing, collectively referred to as the “Financing”). Each of the Financing Letters is valid, binding and, to the Knowledge of Parent, enforceable by Parent against the other parties thereto in accordance with its terms, subject to the Bankruptcy and Equity Exception. As of the date hereof, each of the Financing Letters is in full force and effect and the respective obligations and commitments therein have not been withdrawn, rescinded or terminated or otherwise amended or modified in any respect. As of the date hereof, no event has occurred which (with or without notice, lapse of time, or both) would reasonably be expected to constitute a breach in any material respect or default on the part of Parent or, to the Knowledge of Parent, any of the other parties thereto under the Financing Letters or otherwise result in any portion of the Financing contemplated thereby, as applicable, to be unavailable or delayed. Subject to the satisfaction of the conditions contained in Section 7.01 and Section 7.03 hereof, as of the date hereof, Parent has no reason to believe that any of the conditions in any of the Financing Letters will not be satisfied or that any of portion of the Financing will not be made available thereunder on a timely basis in order to consummate the Transactions. As of the date hereof, none of the Guarantors or the Commitment Parties has notified Parent of its intention to terminate any of its obligations under the applicable Financing Letter or not to provide the applicable Financing. Assuming (A) the satisfaction of the conditions in Sections 7.01 and 7.03 hereof and (B) that the Financing is funded in accordance with the terms of the Financing Letters, the net proceeds contemplated by the Financing Letters (after netting out applicable fees, expenses, original issue discount and similar premiums and charges and after giving effect to the maximum amount of flex (including original issue discount flex) provided under the Debt Commitment Letter), will be sufficient to pay the Merger Consideration, the refinancing of any credit facility or other Indebtedness of the Company or any Company Subsidiary that will not continue after the Effective Time, the payment of any fees and expenses of or payable by Parent, and any other amounts required to be paid by Parent in connection with the consummation of the Transactions. Parent has paid in full any and all commitment or other fees occur of the events referred to in clause (ii)(B) above, in the case of a termination under clause (ii); it being understood that in no event shall the Company be required to pay or cause to be paid the Company Termination Fee on more than one occasion.

As used herein, “Company Termination Fee” shall mean a cash amount equal to $~~17,970,000~~7,500,000.

(c)                                  If the Company terminates this Agreement pursuant to Section 8.01(c)(i) or Section 8.01(c)(iii), or Parent terminates this Agreement pursuant to Section 8.01(b)(i) and at such time the Company could have terminated this Agreement pursuant to Section 8.01(c)(i) or Section 8.01(c)(iii), then Parent shall pay, or cause to be paid, to the Company a termination fee of $45,600,000 in cash (the “Parent Termination Fee”), by wire transfer of same-day funds simultaneously with such termination, it being understood that in no event shall Parent be required to pay or cause to be paid the Parent Termination Fee on more than one occasion.

(d)                                 Each of the parties hereto acknowledges and agrees that the agreements contained in this Section 6.06 are an integral part of the Transactions, and that, without these agreements, the other parties hereto would not enter into this Agreement. Accordingly, if a party fails to timely pay any amount due pursuant to this Section 6.06 and, in order to obtain such payment, the other party commences an Action that results in a Judgment in its favor for such payment, the party that failed to make such payment shall pay or cause to be paid to the other party its costs and expenses (including reasonable and documented attorneys’ fees and expenses) in connection with such Action, together with interest on the amount of such payment from the date such payment was required to be made until the date of payment at the prime rate as published by The Wall Street Journal in effect on the date such payment was required to be made. Each of the parties further acknowledges that the payment of the amounts by the Company or Parent, as applicable, specified in this Section 6.06 is not a penalty, but, in each case, is liquidated damages in a reasonable amount that will compensate Parent or the Company, as applicable, in the circumstances in which such amounts are payable for the efforts and resources expended and the opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amounts would otherwise be impossible to calculate with precision.

(e)                                  Subject in all respects to Parent’s injunction, specific performance and equitable relief rights and related rights set forth in Section 9.10 and the obligations of the Company under Section 6.06(d) hereof, in the event that this Agreement is terminated in circumstances for which such fee is payable pursuant to Section 6.06(b), payment of the Company Termination Fee shall be the sole and exclusive monetary damages remedy of Parent, Merger Sub, the Guarantors or any of their respective former, current or future general or limited partners, shareholders, financing sources, managers, members, directors, officers or Affiliates (collectively, the “Parent Related Parties”) against the Company and the Company Subsidiaries and any of their respective former, current or future officers, directors, partners, shareholders, managers, members or Affiliates (collectively, “Company Related Parties”) for any loss suffered as a result of the failure of the Transactions to be consummated or for a breach or failure to perform (including a willful breach or failure to perform) hereunder or otherwise (so long as, in the event that this Agreement was terminated by the Company, such termination was in accordance with the applicable provisions of this Agreement), and, subject as aforesaid, upon payment of such amount none of the Company Related Parties shall have any further monetary liability or obligation relating to or arising out of this Agreement or any of the Transactions. Subject in all respects to the Company’s injunction, specific performance and equitable relief rights and related rights set forth in Section 9.10 and the obligations of Parent under the third and fourth sentences of Section 6.15(c) and Section 6.06(d) hereof, in the event that this Agreement is terminated in circumstances for which the Parent Termination Fee is payable pursuant to Section 6.06(c), payment of the Parent Termination Fee shall be the sole and exclusive monetary damages remedy of the Company and the Company Subsidiaries against the Parent Related Parties for any loss suffered as a result of the failure of the Transactions to be consummated or three-Business Day period following delivery of the notice referred to in clause (B) above;

(d)                                 by Parent:

(i)                                     if the Company shall have breached any of its representations or warranties or failed to perform any of its covenants or agreements contained in this Agreement, which breach or failure (A) would give rise to the failure of a condition set forth in Section 7.03(a) or Section 7.03(b) and (B) is incapable of being cured or, if capable of being cured by the End Date, the Company (x) shall not have commenced good faith efforts to cure such breach or failure to perform within 30 calendar days following receipt by the Company of written notice of such breach or failure to perform from Parent stating Parent’s intention to terminate this Agreement pursuant to this Section 8.01(d)(i) and the basis for such termination or (y) is not thereafter continuing to take good faith efforts to cure such breach or failure to perform; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.01(d)(i) if Parent or Merger Sub is then in material breach of any of its representations, warranties, covenants or agreements hereunder; or

(ii)                                  in the event that a Company Adverse Recommendation Change shall have occurred; provided that Parent shall no longer be entitled to terminate this Agreement pursuant to this Section 8.01(d)(ii) if the Company Shareholder Approval is obtained at the Company Shareholders Meeting.

SECTION 8.02.Effect of Termination . In the event of termination of this Agreement by either Parent or the Company as provided in Section 8.01, this Agreement shall forthwith become null and void (other than Section 3.06, Section 4.18, Section 6.06, the expense reimbursement and indemnification provisions of Section 6.15(c), this Section 8.02, Article IX, and the Confidentiality Agreement and the Guarantees, all of which shall survive termination of this Agreement) and there shall be no liability on the part of Parent, Merger Sub or the Company or their respective directors, officers and Affiliates, except, subject to Section 6.06(d), Section 6.06(e) and Section 6.06(f), no such termination shall relieve any party from liability for damages to another party resulting from fraud or any willful and material breach by a party of any representation, warranty, covenant or agreement set forth in this Agreement.

SECTION 8.03.Amendment. This Agreement may be amended by the parties at any time before or after receipt of the Company Shareholder Approval; provided, however, that (i) after receipt of the Company Shareholder Approval, there shall be made no amendment that by Law requires further approval by the shareholders of the Company without the further approval of such shareholders, (ii) no amendment shall be made to this Agreement after the Effective Time and (iii) except as provided above, no amendment of this Agreement shall require the approval of the shareholders of the Company; provided, further, that no amendments or modifications of, or supplements to, ~~this second proviso to~~ Section 6.06(e), this second proviso to this Section 8.03, the final sentence of Section 9.07, Section 9.08(a), Section 9.08(c), Section 9.09, Section 9.11 or Section 9.12 (and no definition set forth in this Agreement to the extent that an amendment, supplement or modification of such definition would amend, supplement or waive the substance of such sections) that adversely affect the Debt Financing Sources shall be effective without the prior written consent of the Debt Financing Parties. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

SECTION 8.04.Extension; Waiver. At any time prior to the Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any